ANNOUNCEMENTS

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16 of
The Securities Exchange Act of 1934

Announcements sent to the London Stock Exchange

National Grid plc 1-3 Strand London WC2N 5EH United Kingdom

Routine announcements in the period from 5 December 2014 to 8 January 2015

8 January 2015

 National Grid plc (‘National Grid’)

Notification of Directors’ Interests
- Dividend Reinvestment

Following payment of the National Grid interim 2014/15 dividend on 7 January 2015, National Grid received notification on 8 January 2015 that Jonathan Dawson acquired an interest in a total of 389 ordinary shares in National Grid, in London on 7 January 2015, allotted under the terms of the Scrip Dividend Scheme at the Scrip Dividend Reference Price of 937.40 pence per share to Mrs Anne Dawson.

Following these changes Jonathan Dawson has an interest in 25,179 ordinary shares in National Grid.

This announcement is made pursuant to the Disclosure and Transparency Rule 3.1.4.

—
Contact: D Whincup, Company Secretarial Assistant
0207 004 3209

8 January 2015

National Grid plc (“NG”)

Notification of Directors’ Interests

— —

NG SHARE INCENTIVE PLAN (the “SIP”)

Under the SIP, operated through Ogier Corporate Services (UK) Ltd as Trustee, employees may acquire NG ordinary shares by regular monthly contributions. The current monthly purchase of 35,556 NG ordinary shares, on 7 January, under the scheme was confirmed by the Trustee late yesterday, at a price of 916.7027 pence per share, on behalf of some 2,800 participants.

The following Executive Directors of NG are beneficiaries of the shares purchased on their behalf:

Director	Shares purchased in SIP
Steven Holliday	16 Ordinary Shares

Andrew Bonfield	17 Ordinary Shares

John Pettigrew	17 Ordinary Shares

The Directors total interests after these events are:

Director	Resulting total interest
Steven Holliday	2,376,926 Ordinary Shares

Andrew Bonfield	1,039,207 Ordinary Shares

John Pettigrew	477,671 Ordinary Shares

— —
Contact: Robin Kerner, Assistant Secretary, Shareschemes (0207 004 3223).

7 January 2015

 National Grid plc (‘National Grid’)

Notification of Directors’ Interests
- Dividend Reinvestment

Following payment of the National Grid interim 2014/15 dividend on 7 January 2015, National Grid received notification on 7 January 2015 that the following purchases of National Grid ordinary shares to reinvest dividends had been made on behalf of Sir Peter Gershon and Lady Eileen Gershon, in London on 7 January 2015, at a price of 907.88 pence per share; 397 shares on behalf of Sir Peter Gershon and 69 shares on behalf of Lady Eileen Gershon.

National Grid received further notification today that Sir Peter Gershon acquired a joint interest with Lady Eileen Gershon of 772 ordinary shares in National Grid, in London on 7 January 2015, allotted under the terms of the Scrip Dividend Scheme at the Scrip Dividend Reference Price of 937.40 pence per share.

Following these changes Sir Peter Gershon has an interest in 79,450 ordinary shares in National Grid.

This announcement is made pursuant to the Disclosure and Transparency Rule 3.1.4.

—
Contact: D Whincup, Company Secretarial Assistant
0207 004 3209

2 January 2015

National Grid plc (National Grid)

Voting Rights and Capital Update

National Grid’s registered capital as at 31 December 2014 consisted of 3,888,927,949 ordinary shares, of which, 131,158,866 were held as treasury shares; leaving a balance of 3,757,769,083 shares with voting rights.

The figure of 3,757,769,083 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, National Grid under the FCA Disclosure and Transparency Rules.

Contact: D Whincup, Company Secretarial Assistant, (0207 004 3209).

22 December 2014

National Grid plc (National Grid)

Transaction in Own Shares

National Grid announces that it has purchased the following number of its ordinary shares of 11 17/43p each on the London Stock Exchange.

Date of purchase:	22 December 2014

Number of ordinary shares purchased:	500,000

Price paid per share (pence):	918.1308

National Grid intends to hold the purchased shares in treasury.

Following the purchase of these shares, National Grid holds 131,158,866 of its ordinary shares in treasury and has 3,757,769,083 ordinary shares in issue (excluding treasury shares).

Contact: A Morgan, Assistant Company Secretary, (0207 004 3228).

18 December 2014

National Grid plc (National Grid)

Transaction in Own Shares

National Grid announces that it has purchased the following number of its ordinary shares of 11 17/43p each on the London Stock Exchange.

Date of purchase:	18 December 2014

Number of ordinary shares purchased:	500,000

Price paid per share (pence):	898.2240

National Grid intends to hold the purchased shares in treasury.

Following the purchase of these shares, National Grid holds 130,666,976 of its ordinary shares in treasury and has 3,758,260,973 ordinary shares in issue (excluding treasury shares).

Contact: D Whincup, Company Secretarial Assistant, (0207 004 3209).

18 December 2014

National Grid plc (NG)

—

Directors’ Interests

(Sharesave Plan — Grant of options)

Today, options were granted to eligible group employees under the National Grid Employee Sharesave Plan. The following executive directors were included in the grant:

National Grid Ordinary shares at option price of 749p per share

Sharesave Option	Number of NG Shares	Exercise Period	Total interest Now
Granted To:
Steve Holliday	2,022	1 April- 30	2,376,910
		September 2020
Andrew Bonfield	2,022	1 April- 30	1,039,190
		September 2020
John Pettigrew	3,034	1 April- 30	477,654
		September 2020

Contact:Robin Kerner, Assistant Secretary (0207 004 3223)

17 December 2014

National Grid plc (National Grid)

Transaction in Own Shares

National Grid announces that it has purchased the following number of its ordinary shares of 11 17/43p each on the London Stock Exchange.

Date of purchase:	17 December 2014

Number of ordinary shares purchased:	500,000

Price paid per share (pence):	887.4199

National Grid intends to hold the purchased shares in treasury.

Following the purchase of these shares, National Grid holds 130,166,976 of its ordinary shares in treasury and has 3,758,760,973 ordinary shares in issue (excluding treasury shares).

Contact: D Whincup, Company Secretarial Assistant, (0207 004 3209).

16 December 2014

National Grid plc (National Grid)

Transaction in Own Shares

National Grid announces that it has purchased the following number of its ordinary shares of 11 17/43p each on the London Stock Exchange.

Date of purchase:	16 December 2014

Number of ordinary shares purchased:	500,000

Price paid per share (pence):	868.2229

National Grid intends to hold the purchased shares in treasury.

Following the purchase of these shares, National Grid holds 129,666,976 of its ordinary shares in treasury and has 3,759,260,973 ordinary shares in issue (excluding treasury shares).

Contact: D Whincup, Company Secretarial Assistant, (0207 004 3209).

15 December 2014

National Grid plc (National Grid)

Transaction in Own Shares

National Grid announces that it has purchased the following number of its ordinary shares of 11 17/43p each on the London Stock Exchange.

Date of purchase:	15 December 2014

Number of ordinary shares purchased:	500,000

Price paid per share (pence):	876.3152

National Grid intends to hold the purchased shares in treasury.

Following the purchase of these shares, National Grid holds 129,166,976 of its ordinary shares in treasury and has 3,759,760,973 ordinary shares in issue (excluding treasury shares).

Contact: D Whincup, Company Secretarial Assistant, (0207 004 3209).

12 December 2014

National Grid plc (National Grid)

Transaction in Own Shares

National Grid announces that it has purchased the following number of its ordinary shares of 11 17/43p each on the London Stock Exchange.

Date of purchase:	12 December 2014

Number of ordinary shares purchased:	500,000

Price paid per share (pence):	891.5386

National Grid intends to hold the purchased shares in treasury.

Following the purchase of these shares, National Grid holds 128,666,976 of its ordinary shares in treasury and has 3,760,260,973 ordinary shares in issue (excluding treasury shares).

Contact: D Whincup, Company Secretarial Assistant, (0207 004 3209).

11 December 2014

National Grid plc (National Grid)

Transaction in Own Shares

National Grid announces that it has purchased the following number of its ordinary shares of 11 17/43p each on the London Stock Exchange.

Date of purchase:	11 December 2014

Number of ordinary shares purchased:	500,000

Price paid per share (pence):	904.7374

National Grid intends to hold the purchased shares in treasury.

Following the purchase of these shares, National Grid holds 128,166,976 of its ordinary shares in treasury and has 3,760,760,973 ordinary shares in issue (excluding treasury shares).

Contact: D Whincup, Company Secretarial Assistant, (0207 004 3209).

10 December 2014

National Grid plc (National Grid)

Transaction in Own Shares

National Grid announces that it has purchased the following number of its ordinary shares of 11 17/43p each on the London Stock Exchange.

Date of purchase:	10 December 2014

Number of ordinary shares purchased:	500,000

Price paid per share (pence):	912.4961

National Grid intends to hold the purchased shares in treasury.

Following the purchase of these shares, National Grid holds 127,666,976 of its ordinary shares in treasury and has 3,761,260,973 ordinary shares in issue (excluding treasury shares).

Contact: D Whincup, Company Secretarial Assistant, (0207 004 3209).

9 December 2014

National Grid plc (National Grid)

Transaction in Own Shares

National Grid announces that it has purchased the following number of its ordinary shares of 11 17/43p each on the London Stock Exchange.

Date of purchase:	9 December 2014

Number of ordinary shares purchased:	500,000

Price paid per share (pence):	917.7021

National Grid intends to hold the purchased shares in treasury.

Following the purchase of these shares, National Grid holds 127,166,976 of its ordinary shares in treasury and has 3,761,760,973 ordinary shares in issue (excluding treasury shares).

Contact: D Whincup, Company Secretarial Assistant, (0207 004 3209).

8 December 2014

National Grid plc (National Grid)

Transaction in Own Shares

National Grid announces that it has purchased the following number of its ordinary shares of 11 17/43p each on the London Stock Exchange.

Date of purchase:	8 December 2014

Number of ordinary shares purchased:	500,000

Price paid per share (pence):	926.8672

National Grid intends to hold the purchased shares in treasury.

Following the purchase of these shares, National Grid holds 126,666,976 of its ordinary shares in treasury and has 3,762,260,973 ordinary shares in issue (excluding treasury shares).

Contact: D Whincup, Company Secretarial Assistant, (0207 004 3209).

8 December 2014

National Grid plc (“NG”)

Notification of Directors’ Interests

— —

NG SHARE INCENTIVE PLAN (the “SIP”)

Under the SIP, operated through Ogier Corporate Services (UK) Ltd as Trustee, employees may acquire NG ordinary shares by regular monthly contributions. The current monthly purchase of 34,421 NG ordinary shares, on 8 December, under the scheme was confirmed by the Trustee today, at a price of 926.3547 pence per share, on behalf of some 2,800 participants.

The following Executive Directors of NG are beneficiaries of the shares purchased on their behalf:

Director	Shares purchased in SIP
Steven Holliday	16 Ordinary Shares

Andrew Bonfield	16 Ordinary Shares

John Pettigrew	16 Ordinary Shares

The Directors total interests after these events are:

Director	Resulting total interest
Steven Holliday	2,374,888 Ordinary Shares

Andrew Bonfield	1,037,168 Ordinary Shares

John Pettigrew	474,620 Ordinary Shares

— —
Contact: Robin Kerner, Assistant Secretary, Shareschemes (0207 004 3223).

5 December 2014

National Grid plc (National Grid)

Notification of Major Interest in National Grid Ordinary Shares

National Grid has received a notification on Form TR-1 from The Capital Group Companies, Inc. that its total interest in National Grid voting ordinary shares was, at 3 December 2014, at 6.85%, a total of 258,130,404 shares (previously notified at 27 November 2014, at 7.9087%, a total of 297,861,156 shares).

This notice is in compliance with National Grid’s obligations under the Disclosure and Transparency Rules.

David Whincup
Company Secretarial Assistant
0207 004 3209